Filed Pursuant to Rule 424b3 Registration No. 333-146704

8,409,705 Shares

AFP Imaging Corporation

Common Stock

This prospectus relates to an aggregate of 8,409,705 shares of our common stock. The shares consist of 5,500,000 shares of our common stock that are currently issued and outstanding, 800,000 shares of our common stock issuable upon exercise of warrants that are currently outstanding and 2,109,705 shares issuable upon conversion of an outstanding convertible term note. All such outstanding shares were issued in a private placement consummated on April 12, 2007 and the warrants and convertible term note were issued in connection with a loan agreement executed on April 13, 2007. The holders of such outstanding shares and the holder of the warrants and convertible term note are referred to as the ‘‘selling securityholders’’ in this prospectus. The shares subject to this prospectus may be offered and sold from time to time by the selling securityholders, and/or any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. Information regarding the identities of the selling securityholders, the manner in which they acquired or will acquire their shares and the manner in which the shares are being offered and sold is provided in the ‘‘Selling Securityholders’’ and ‘‘Plan of Distribution’’ sections of this prospectus.

We will not receive any of the proceeds from the sale of the shares. We will, however, receive the exercise price, if any, upon exercise of the warrants. We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for sales commissions. We estimate these expenses to be $73,400.18.

Our common stock currently is traded on the Over-the-Counter Bulletin Board maintained by FINRA under the symbol ‘‘AFPC.OB.’’ On October 10, 2007, the closing sale price of our common stock, as reported by the OTCBB, was $1.50 per share. You are urged to obtain current market quotations for our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

Investment in the shares being offered pursuant to this prospectus involves a high degree of risk. You should carefully read and consider the information set forth in the section of this prospectus entitled ‘‘Risk Factors,’’ commencing on page 6, when determining whether to purchase any of these shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2007

PROSPECTUS SUMMARY

The following is a brief summary of certain information contained elsewhere in this prospectus or incorporated in this prospectus by reference. This summary is not intended to be a complete description of the matters covered in this prospectus and is qualified in its entirety by reference to the more detailed information contained or incorporated by reference in this prospectus. You are urged to read this prospectus in its entirety, including all materials incorporated herein by reference, especially the risks of investing in our common stock, when considering making an investment in our common stock.

This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors. We refer you to the section of this prospectus entitled ‘‘Forward-Looking Statements’’ for a more complete discussion of the forward-looking statements used in this prospectus.

Our Company

We are engaged in the business of designing, developing, manufacturing and distributing equipment for generating and/or capturing medical and dental diagnostic images. Our products utilize electronic and radiographic technologies, as well as the chemical processing of photosensitive materials. Veterinary and industrial professionals also use our imaging products. We distribute our products in world-wide markets, under various brand names and trademarks, through a network of independent and unaffiliated dealers. Certain digital imaging products are also sold and distributed by us directly to dental professional end users.

Our principal products and services include:

•	Cone Beam CT Scanners – Three Dimensional Imaging

Through Quantitative Radiology srl, an Italian corporation and our wholly-owned subsidiary (‘‘QR’’), we design, manufacture and distribute a dental CT scanner capable of generating and reconstructing three-dimensional images of the teeth, jaws and surrounding dental anatomy. For many clinical procedures, it is an important diagnostic improvement over historical two-dimensional film images. The system utilizes a conical shaped x-ray cone beam, also known as CBCT, that rotates around the skull and passes through the teeth, at many angles, thus creating unique, radiographic, dental information that is captured digitally. Our proprietary software then reconstructs a three-dimensional image from the data. QR has been providing this technology to world-wide markets for over ten years. The primary users are dentists, implant specialists, oral surgeons and orthodontists, as well as ear, nose and throat medical specialists. The configuration includes a horizontal patient table support system that assists positioning for complex cases involving the elderly, the infirm or small children. We have also introduced a vertical, standing CBCT model where a patient can be seated or standing upright during the examination. This model also provides user flexibility for smaller examination rooms. We completed the acquisition of QR on April 19, 2007.

•	Digital Dental and Large Body Digital Imaging Systems – Two Dimensional Imaging

We manufacture, distribute and service film-less, digital radiography sensors in various image format sizes, utilizing x-rays and electronic imaging software. The equipment generates and captures two dimensional, dental x-ray images with these sensors, in place of film, and then displays them using our software. Digital radiographic systems, referred to as DR Systems (direct radiography), have practical applications in both human and companion animal diagnostics. Veterinary dentistry has become a growing and important discipline and treatment procedure.

We have developed proprietary software for each application. DR systems can be either ‘‘postage stamp size,’’ larger for equine applications or in the largest format to be installed in x-ray tables for companion animal whole body examinations. The primary benefit for the professional is the improved display of diagnostic information, clinical efficiency and the flexibility of electronic radiographs for referrals and storage.

•	Dental X-Ray Systems

We distribute digital and analog dental x-ray machines manufactured by others. We have the exclusive distribution rights in the North American markets for a well-established, European-designed, intraoral dental x-ray and a panoramic/cephalometric dental x-ray unit. The latter provides, all in one view, a full format image for the diagnosis of the entire upper and lower dental arches and jaws. These dental products can be supplied to the market with a digital, filmless x-ray sensor that is compatible with our software. Panoramic units are typically used by dentists, orthodontists, oral surgeons, and endodontists for specific patient treatment plans where three-dimensional imaging is not required. In such instances, installed equipment utilizes analog x-ray film that can be developed in our well-established line of processors.

•	Veterinary Imaging and Radiographic Table Systems

We manufacture and distribute a line of x-ray tables and related equipment specifically designed for the veterinary marketplace. They include x-ray systems for film or digital dental radiography, a portable digital imaging system for the diagnosis of equine extremities and a large size filmless, x-ray sensor used in conjunction with general radiographic equipment. We distribute general-purpose x-ray systems and related imaging components specifically designed for veterinary applications. They are marketed under our trademark ‘‘VetTek.’’ These systems are designed to offer the user either digital or film-based image capture systems and allow the veterinarian to perform either dental or general radiography.

•	X-Ray Processors & Accessories

We manufacture and distribute a line of medical, dental and industrial x-ray film processors. These are commonly referred to as analog film-based systems. The machines automatically process or develop x-ray films. The exposed film is inserted into the equipment and returned to the operator developed, fixed, washed and dried. The equipment can be located either in a dark room site or adapted to a daylight loading system. These analog units are used for diagnostic x-ray imaging and industrial, non-destructive testing applications. These processor products are distributed worldwide through an unaffiliated dealer network to doctors, dentists, veterinarians, hospitals, medical clinics and the U.S. government.

Our Offices and Website

Our principal executive offices are located at 250 Clearbrook Road, Elmsford, New York 10523-1315. Our telephone number is 914-592-6100. We maintain web sites at www.afpimaging.com and www.dent-x.com. Information contained on our web sites is not considered to be a part of, nor incorporated by reference in, this prospectus.

The Offering

Common stock offered by us	None

Common stock offered by the selling securityholders	8,409,705 shares. These shares consist of:

•	5,500,000 shares currently outstanding and held of record by certain selling securityholders issued in connection with our private placement on April 12, 2007;

•	800,000 shares issuable upon exercise of warrants held of record by a selling securityholder issued in connection with a loan agreement with the selling securityholder on April 13, 2007; and

•	2,109,705 shares issuable upon conversion of the initial principal amount of a convertible term note held by a selling securityholder issued in connection with a loan agreement with the selling securityholder on April 13, 2007.

Common stock outstanding as of the date of this prospectus	17,928,800 shares.

Common stock to be outstanding assuming exercise of all of the warrants and the initial principal amount of the convertible term note and no other issuances of our common stock	20,838,505 shares.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus. We will, however, receive the exercise price, if any, upon exercise of the warrants held by the selling securityholders. We intend to use any proceeds from the exercise of the warrants for:

•	general corporate purposes and working capital; and

•	possible future acquisitions.

Over-the-Counter Bulletin Board trading symbol	AFPC.OB

Selected Financial Data

	Years Ended June 30,
	2007(c),(d)	2006	2005	2004	2003		2002
Statement of Operations
Net Sales	$28,719,693	$24,998,272	$23,135,063	$19,832,910	$18,043,668		$20,086,888
Operating Income (Loss)	(4,692,921)	1,036,324	1,354,617	1,453,628	(545)		391,408
Net Income (Loss)	(4,672,824)	1,005,348	1,899,930	1,345,467	(1,515,407	)(a)	84,002
Net Income (Loss) per Share –
Basic	$(.34)	.10	.20	.15	(.16)		.01
Diluted	(.34)	.10	.19	.14	(.16)		.01
Weighted Average Number of Shares of Common Stock Outstanding –
Basic	13,635,688	10,009,958	9,380,855	9,270,617	9,270,617		9,271,054
Diluted	13,635,688	10,513,239	9,885,662	9,632,188	9,270,617		9,271,429

	June 30,
	2007(d)	2006		2005	2004	2003	2002
Balance Sheet
Total Assets	$27,170,826	$14,340,564		$8,153,396	$6,244,895	$6,043,855	$7,849,510
Long-term Debt	5,822,347	0		0	222,223	630,556	1,180,556
Total Liabilities	12,295,393	3,671,495		3,490,765	3,579,499	4,723,926	5,026,793
Shareholders’ Equity	14,875,433	5,924,746	(b)	4,662,631	2,665,396	1,319,929	2,822,717
Number of Shares of Common Stock Outstanding	17,928,800	12,345,994		9,407,717	9,270,617	9,270,617	9,270,617

(a)	Upon adoption of SFAS 142 in the first quarter of Fiscal Year 2003, we recorded a one-time, non-cash charge of $1,297,069 to reduce the carrying value of goodwill. Such charge was non-operational in nature and was reflected as a cumulative effect of an accounting change.
(b)	On May 2, 2006, we issued 2,777,777 shares of our common stock in a private placement to selected institutional and other accredited investors. The offering price was at $1.80 per share. In conjunction with the private placement, we had granted the investors certain registration rights with respect to the resale of the shares acquired. We filed a registration statement which was declared effective on July 14, 2006. If this registration statement is subsequently suspended for a specified period of time, we could be required to pay a penalty of 1% of the financing per month to the investors. Additionally, we are required to file amendments to the registration statement as necessary to keep the registration effective for 24 months from the closing date. In accordance with the provisions of FSP EITF 00-19-2, we have classified this private placement in the shareholders’ equity on the accompanying consolidated balance sheets as of June 30, 2007. At June 30, 2006, the net proceeds were classified as temporary equity in accordance with the provisions of EITF Topic D-98. We have maintained this registration statement since it was declared effective and believe that the likelihood of any future penalty payments related to this registration statement are remote.
(c)	Includes the operating results of QR srl from April 19, 2007 to June 30, 2007. On April 19, 2007, we completed the acquisition of QR by acquiring all of the outstanding share capital of QR from the shareholders. QR is a global supplier of state-of-the-art, in-office three-dimensional dental computed tomography. QR uses an imaging technology that features a cone shaped beam of x-rays. Prior to April 19, 2007, we had acted as QR’s exclusive distributor in North and South America, excluding Brazil.

(d)	The acquisition of QR was accounted for under the purchase method of accounting in accordance with FASB Statement No. 141, Business Combinations. The carrying values of QR’s assets and liabilities were adjusted to their fair values on April 19, 2007 and the difference between the purchase price and the fair value of the net assets and liabilities was recorded as goodwill and other intangibles. Other intangibles include technology, customer lists and non-compete contracts and are being amortized over useful lives ranging from 5-10 years. Included in the results for fiscal year 2007 is (1) a charge to expense of $3,760,000 which represents the write-off of in-process research and development acquired with the purchase of QR and (2) a charge to expense of $225,054 which represents the amortization of the intangibles associated with the acquisition of QR.

RISK FACTORS

The shares being offered pursuant to this prospectus are speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase any of the shares. Prior to making an investment decision, you should carefully read the other information in this prospectus and consider, along with other matters referred to or incorporated by reference in this prospectus, the following risk factors.

Business Risks

We are dependent on a limited number of products and any material decrease in revenues from any one of these products could have an adverse impact on our revenue and financial position.    Our revenues primarily are generated from sales of our digital dental sensors, three-dimensional digital Cone Beam CT scanners, panoramic and intra-oral x-ray machines, and analog processor products. We can give no assurance that any of these systems and products, or any of the other products which we currently sell or may sell in the future, will not be rendered obsolete or inferior as a result of technological change, changing customer demands, new product introductions or other developments. There also can be no assurance that our competitors will not succeed in developing or marketing technologies, systems and products that are superior to and/or more commercially attractive than our technologies, systems and products. The rendering obsolete or inferior of our technologies, systems and products could have a material adverse effect on our business and results of operations.

Further, our success will depend in part on our ability to improve and enhance our technologies, systems and products on a timely basis in comparison to our competitors. There can be no assurance that we will be able to do so. Our failure to improve and enhance any of our technologies, systems and products in a timely manner could have a material adverse effect on our business and results of operations.

A failure to adapt to technological changes within our industry could have an adverse effect on our operating results.    Our success will depend on our ability to keep pace with technological developments of new products and services and our ability to fulfill increasingly sophisticated customer demands. The medical, dental and veterinary imaging equipment and service markets are characterized by rapidly changing technology and frequent introductions of new products, services and product and service enhancements, including both equipment and software modifications and upgrades. There can be no assurance that we will be able to provide the products, services and support necessary to remain competitive. If we were to incur delays in sourcing and developing new products and services or enhancements to our current lines of products and services, such delays could have a material adverse effect on our operations and financial results.

We are subject to substantial competition which could adversely affect our operating results.    The markets in which we operate are highly competitive with respect to performance, quality and price. We directly compete with local, regional, national and international manufacturers and distributors of medical, dental and veterinary imaging equipment. In the future, we may face further competition from new market entrants and possible alliances between existing competitors. Some of our competitors have, or may have, greater financial, marketing and other resources than us. As a result, competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing to customers, or devote greater resources to the promotion of their products and services than we are capable of accomplishing. There can be no assurance that we will be able to successfully compete in the future with such competitors. The failure to successfully compete could have an adverse effect on our business and operating results.

The market for professional technology services is intensely competitive, rapidly evolving and subject to rapid technological change.    We expect competition not only to persist, but to increase. Competition may result in price reductions, reduced margins and loss of market share. The market for our goods and services is rapidly evolving and is subject to continuous technological change. As a result, our competitors may be better positioned to address these developments or may react more favorably to these changes. Existing or future competitors may develop or offer strategic services that provide significant technological, creative, performance, price or other advantages over the services that we offer.

Our growth will depend on our ability to continue to develop our brands.    We believe that strengthening our brands will be critical to achieving widespread acceptance of our products and services. Promoting and positioning our brands will depend largely on the success of our marketing efforts and ability to provide high quality products and services. In order to promote our brands, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among our customers. Brand promotion activities may not yield increased revenues and, even if they do, any increased revenues may not offset the expenses that we incur in building our brands. If we fail to promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, our business would be harmed.

We will be dependent on key management and advisors.    Our success is highly dependent on our ability to attract and retain experienced management and industry personnel to supplement our present management team. The loss of the services or advice of any one or more of these persons, whether part of the present management or new hires, could have a material adverse effect on our business. We face considerable competition from other entities in the fields in which we operate and with other entities for qualified personnel, many of which have significantly greater resources than us. We may be unable to offer key employees compensation of the type and quantity that our competitors and other entities can offer. There can be no assurance that we will be able to attract and retain personnel in the future, and the inability to do so could have material adverse effects on us.

We are significantly dependent upon the continued availability of Donald Rabinovitch, our president and co-chief executive officer, David Vozick, our chairman and co-chief executive officer, Roberto Molteni, our executive vice-president of technology, and our new sales and marketing team recently hired to help transition the sale of our products to the final users.    We currently do not have employment agreements with any of these executive officers. The loss or unavailability to us of any of Messrs. Rabinovitch, Vozick or Molteni for an extended period of time could have a material adverse effect on our business operations and prospects. To the extent that their services would be unavailable to us for any reason, we would be required to procure other personnel to manage and operate us. There can be no assurance that we will be able to locate or employ such qualified personnel on acceptable terms.

We are dependent on our key personnel and ability to recruit, train and retain technology professionals.    Our current and planned operations will depend in large part on our ability to identify, hire, train and retain technology professionals and sales and senior management personnel who can provide the technical, strategic, creative, marketing and audience development skills required by our clients and for our financial success. There is a shortage of qualified personnel in these fields and we compete with other companies, both those within the industry in which we operate and those in other industries, for this limited pool of technology professionals and sales and senior management personnel. There is no assurance that we will be able to attract, train, or retain such qualified personnel.

Further, additions of new and departures of existing personnel, particularly in key positions, can be disruptive, which also could have a material adverse effect upon us, the result of which could have a negative impact on our operations and financial results.

Our dependence on third party licenses could have adverse effects.    We rely on certain software, technology and products that we have licensed from third parties, including software, technologies and products that are integrated with internally developed software and/or used in our products to perform key functions. These third-party licenses may not continue to be available for use on commercially reasonable terms. Also, the licensed software, technologies and products may not be appropriately supported, maintained or enhanced by the licensors such that the license would not continue to provide the necessary commercial benefits to us. In addition, we may not be able to license additional software, technologies and products in the future on terms advantageous to us. The loss of or inability to obtain or replace licenses to, or inability to support, maintain and enhance, any of such licensed software, could result in increased costs, including the expense of internally developing the required software, technologies and products, as well as delays or reductions in product shipments.

There are a number of uncertainties associated with international sales that could adversely affect us.    In each of our last three fiscal years, sales to customers outside of the United States exceeded 18% of our overall sales. We anticipate that international sales will continue to account for a similar portion of our overall sales revenue. International revenues are subject to a number of uncertainties, including, but not limited to:

•	contracts may be difficult to enforce and receivables difficult to collect;

•	foreign customers and distributors may require longer payment cycles;

•	foreign governments may impose additional withholding taxes or otherwise tax our foreign income, as well as impose tariffs or adopt other restrictions on foreign trade;

•	fluctuations in exchange rates may affect product demand;

•	United States export licenses may be difficult to obtain; and

•	intellectual property rights in foreign countries may be difficult or impossible to enforce.

Moreover, many foreign countries have their own regulatory approval requirements, including obtaining various licenses to operate in specific countries for the sale of our products. As a result, our introduction of new products into international markets could be hindered, costly and/or time-prohibited. There can be no assurance that we will be able to obtain the required regulatory approvals on a timely basis, if at all.

We are subject to pricing pressures and variable foreign exchange rates, which could result in lower sales revenues and gross profits.    We believe our prices and payment and delivery terms are competitive. However, certain competitors may offer more aggressive pricing and payment terms to customers. We have experienced, and expect to continue to experience, pricing pressure on our products and services due to competitive factors, including industry consolidation. In addition, we have seen a general weakness in the U.S. economy negatively impacting our operating results as dental, medical and veterinary professionals reduced their capital expenditures in response to such general economic weakness. In an attempt to stimulate sales to existing and new customers, we believe that pricing pressures may increase in the future. Decreasing prices for our products and services would require us to sell a greater number of products and services to achieve the same level of net sales and gross profit.

Seasonality can cause fluctuations in our revenues and operating results.    We have seen seasonal variations in our revenues and operating results. Our fourth quarter results for a fiscal year have historically exceeded corresponding revenues and operating results for the first quarter of the following fiscal year. We expect our net sales and operating results to continue to reflect this seasonality. The seasonality of our operating results could result in fluctuations of the market price of our common stock.

We have had and may continue to have fluctuations in our quarterly operating results.    Our quarterly operating results have and, in the future, may fluctuate significantly, depending on a variety of factors, many of which are outside of our control. Factors that may affect our quarterly results include:

•	the demand for our products and services;

•	the size, timing and timely fulfillment of orders for our products and services;

•	the level of product, price and service competition;

•	changes in average selling prices and product mix, which also could affect our profit margins;

•	changes in our sales incentive strategy, as well as sales personnel changes;

•	the mix of direct and indirect sales, product returns and rebates;

•	federal, state or local government regulation;

•	our ability to upgrade and develop our systems and infrastructure to accommodate growth;

•	our ability to attract and retain qualified personnel;

•	consumer trends;

•	the success of our brand building and marketing campaigns;

•	capital spending budgets of our customers; and

•	general economic conditions and economic conditions specific to the industries in which we compete.

Our operating expenses and capital expenditures are based in large part on our expectations of future revenues. Therefore, if revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by an unanticipated decline in revenue for a particular quarter because a relatively small amount of our expenses will vary with our revenue in the short term. As a result, we believe that period-to-period comparisons of our results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter or quarters, our operating results will be below expectations.

We are dependent on third-party distributors and a loss of any of these distributors could adversely affect us.    We distribute our products through third-party, independent distributors. Historically, a limited number of distributors have accounted for a significant portion of our overall revenues. In general, these distributors could discontinue marketing our products with little or no notice. Certain distributors also could market products which compete with our products. The loss of or significant reduction in revenues generated through one or more of our distributors could have a material adverse effect on our operating results and financial position.

We are dependant upon transitioning to selling directly to the end user in addition to selling to our existing distributor base.    Our financial operations are dependant upon a successful transition. We have recently hired a new sales and marketing team to sell our products directly to doctors, dentists and other direct users of our equipment. Their success will directly affect our financial results. At this time, we cannot predict how successful this transition will be.

We are subject to the uncertainty of litigation results that could adversely impact our financial position.    We are subject to a variety of legal actions relating to our business operations. Recent court decisions, legislative activity and regulatory enforcement may increase our exposure for claims by third-parties, including environmental claims. In some cases, substantial punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance. In addition, insurers may dispute coverage or the amount of insurance may not be sufficient to cover the damages awarded. Further, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future. An adverse outcome from a litigation matter could have a material adverse effect on us.

We are subject to regulatory and legislative risks that could adversely affect our operations.    We must obtain certain approvals and marketing clearances from governmental authorities, including the U.S. Food and Drug Administration (the ‘‘FDA’’) and similar health authorities in foreign countries, to market and sell our products domestically and in such foreign countries. The FDA regulates the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of medical devices, as do various foreign authorities in their respective jurisdictions. The FDA also enforces additional regulations regarding the safety of equipment utilizing x-rays. Various states impose similar regulations. Certain of our manufactured and imported products and product components, including our tomogtraphy CT systems, x-ray systems and sensors, are currently regulated by such authorities and certain of our future products will require approval or marketing clearance from such various governmental authorities, including the FDA. In addition, various additional requirements are imposed upon us to make us eligible to sell products to the federal government.

The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A Section 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval may be necessary. This procedure, which must be completed prior to marketing a new medical device, is potentially expensive and time consuming. The procedure may delay or hinder a product’s timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authorities will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect us. In addition, final approval does not assure, in any manner, the success of the approved product.

We also are subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions and manufacturing practices.

International sales of our products are subject to the regulatory agency product registration requirements of each country in which our products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. We typically rely upon our distributors in foreign countries to obtain the required regulatory approvals.

The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on our operating results and financial condition.

In addition to legislative and regulatory concerns directly affecting us, our customers operate in the health care industry, which is highly regulated. Both existing and future governmental regulations directed at our customers could adversely impact us indirectly. Further, cost-containment efforts by health maintenance organizations may adversely affect the potential market for our products.

Further, changes or increases in, or failure to comply with, regulations applicable to our business could increase our costs.

We have product warranty exposure which could adversely affect our operating results and financial condition.    We generally warrant each of our products against defects in materials and workmanship for a period of one to two years from the date of shipment, plus any extended warranty period purchased by the customer and three years for our digital sensors. The need for warranty service could have a material adverse effect on us by, among other things, requiring additional expenditures for parts and personnel, as well as damaging our reputation and goodwill.

Our inability to continue to service and install our various equipment could adversely effect our operating results and financial performance.    We generally service and install our three-dimensional Cone Beam CT equipment as well as install our digital dental sensors sold to the end user. Although we maintain the proper personnel and equipment to service our existing and anticipated customers, there can be no assurances that we can completely satisfy all of our customers’ requirements.

There is a potential for product recall and product liability claims.    Our products may be subject to recall for unforeseen reasons. In addition, certain applications, including projected applications of our products, entail the risk of product liability claims. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. These claims may be made by our customers, distributors or others. Although we have maintained insurance coverage related to product liability claims, no assurance can be given that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. We do not maintain any insurance relating to potential recalls of our products. Costs associated with potential product recalls or product liability claims could have a material adverse effect on us.

Our inability to protect our intellectual property rights could prevent us from selling our products and hinder our financial performance.    The technology and designs underlying our products may not be fully protected by patent rights. Our future success is dependent primarily on non-patented trade secrets and on the innovative skills, technological expertise and management abilities of our employees. Even with the patent rights in our products, our technology may not preclude or inhibit competitors from producing products that have identical performance as our products. In addition, we cannot guarantee that any protected trade secret could ultimately be proven valid if challenged. Any such challenge, with or without merit, could be time consuming to defend, result in costly litigation, divert the attention and resources of our management and, if successful, require us to pay monetary damages.

Our products may infringe the intellectual property rights of others which may cause us to incur unexpected costs or prevent us from selling our products.    We believe our products do not infringe on the intellectual property rights of others. However, there can be no assurance that infringement claims will not be asserted against us in the future or that, if asserted, any infringement claim will be successfully defended. We also may be subject to legal proceedings and claims from time to time, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert the attention of our management away from running our business and seriously harm our business. If we were to discover that our products violated the intellectual property rights of others, we would have to obtain licenses from these parties in order to continue marketing our products without substantial re-engineering. We might not be able to obtain the necessary licenses on acceptable terms or at all and, if we could not obtain such licenses, we might not be able to re-engineer our products successfully or in a timely fashion. If we fail to address any infringement issues timely and successfully, we would be forced to incur significant costs, including payment of damages and potential satisfaction of indemnification obligations that we have with our customers, and we could be prevented from selling certain of our products.

Price competition could reduce market share or cause us to reduce prices to retain or recapture market share, which could reduce revenues and margins.    Our operations generally face intense competition in all markets. The medical, dental and veterinary imaging industries have historically experienced price competition. This price competition could result in us losing market share in some markets or force us to reduce prices and thereby our profit margins in order to retain or recapture market share. Increased price competition in the future could further reduce revenues, profit margins and backlog.

Increased advertising or better marketing by our competitors could cause us to lose market share and revenues, or cause us to incur increased costs in order to retain or recapture market share.     Extensive advertising or effective marketing by competitors could cause us to lose market share and revenues, or cause us to increase our own marketing costs. In addition, competitors may change the types or mix of products or services offered. These changes may attract customers, causing us to lose market share and revenue or to incur costs to vary our own types or mix of products or services in response to such competitive factors.

If we do not respond effectively to changing consumer preferences, our market share, revenues and profitability could decrease.    Our future market share, revenues and profits will depend in part on our ability to anticipate, identify and respond to changing consumer preferences of professionals who utilize medical, dental and veterinary imaging equipment. We may not correctly anticipate or identify trends in consumer preferences, or we may identify them later than our competitors do. In addition, any strategies we may implement to address these trends may prove excessively costly, incorrect or ineffective.

We are dependent upon our existing credit facility including a term loan and revolver to finance our ongoing operations.    There can be no assurances that this credit line will be sufficient to properly finance all working capital requirements and to adequately finance the required expenditures for new product launches and continued product development. This could result in losing market share in some markets and a reduction in revenues.

Risks Involving Our Common Stock and Corporate Governance

There is significant volatility in our stock prices.

The market for our common stock is highly volatile. The trading price of our common stock could widely fluctuate in response to, among other things:

•	quarterly variations in our operating and financial results;

•	announcements of technological innovations or new products by us, our vendors or our competitors;

•	changes in prices of our or our competitors’ products and services;

•	changes in the product and service mix of our sales;

•	changes in our revenue and revenue growth rates as a whole or for individual geographic areas, products, services or product and sales categories;

•	unscheduled system interruptions;

•	our ability to timely develop, introduce and market new products, as well as enhanced versions of our current products;

•	additions or departures of key personnel;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the medical imaging industries;

•	changes in the market valuations of other medical imaging companies;

•	developments in governmental regulations of medical imaging products;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	sales of our common stock or other securities in the open market; and

•	other events or factors that may be beyond our control.

Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we conduct our business or relating to us or our competitors could result in an immediate and adverse effect on the market price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We may issue substantial amounts of additional shares of our common stock without shareholder approval, which could dilute the equity interests of our shareholders.

We have outstanding an aggregate of 17,928,800 shares of our common stock as of the date of this prospectus. We also have 5 million shares of serial preferred stock authorized but unissued, all of which shares are not reserved for specific purposes, and an additional (a)1,394,400 shares of our common stock issuable upon the exercise of stock options granted or available for grant under our various stock plans, (b) 850,000 shares of our common stock issuable upon exercise of warrants we previously granted and are currently outstanding (including the 800,000 warrants held by certain of the selling securityholders, the underlying shares for which are being offered pursuant to this prospectus), and (c) 2,109,705 shares of our common stock issuable upon conversion of the initial principal amount of a convertible term note we previously issued, which shares are being offered pursuant to this prospectus, in each instance as of the date of this prospectus. All of such shares may be issued without any action or approval by our shareholders. Any shares issued by us in the future would further dilute the percentage ownership held by our shareholders.

Substantial sales of our common stock could adversely affect the market price of our common stock.

Sales of a substantial number of shares of our common stock could adversely affect the market price of our common stock by introducing a large number of sellers to the market. This could cause the market price of our common stock to decline.

Our acquisition strategy may result in dilution to our shareholders.

Our business strategy to increase our market share in the industries in which we compete includes the possibility of strategic acquisitions of other businesses, technologies and services. We anticipate that future acquisitions will require cash and issuances of our capital stock, including our common stock. To the extent we are required to pay cash for any acquisition, we anticipate that we would be required to obtain additional equity and/or debt financing. Equity financing would result in dilution for our then current shareholders. Such stock issuances and financing, if obtained, may not be on terms favorable to us and could result in substantial dilution to our shareholders at the time(s) of these stock issuances and financings.

We have no history of paying dividends.

We have never paid any cash dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future. In addition, if we do declare a dividend, the conversion price of the term loan with our secured credit facility would be reduced by an amount equal to the dividend declared and paid.

Limited directors’ liability could prevent our shareholders from holding our directors responsible for a lack of care.

Our certificate of incorporation provides that our directors will not be held liable to us or our shareholders for monetary damages upon breach of a director’s fiduciary duty, except to the extent otherwise required by law.

FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference into this prospectus, contain certain forward-looking statements within the meaning of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause our actual results or achievements expressed or implied by such forward-looking statements to not occur, not be realized or differ materially from that stated in such forward-looking statements. Forward-looking statements may be identified by terminology such as ‘‘may,’’ ‘‘will,’’ ‘‘could,’’ ‘‘would,’’ ‘‘project,’’ ‘‘expect,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘continue,’’ ‘‘potential,’’ ‘‘opportunity’’ or similar terms, variations of such terms, or the negative of such terms or variations. Potential risks, uncertainties and factors include, but are not limited to:

•	adverse changes in general economic conditions,

•	our ability to repay our debts when due,

•	changes in the markets for our products and services,

•	our ability to successfully design, develop, manufacture and sell new products,

•	adverse business conditions,

•	changing industry and competitive conditions,

•	the effect of technological advancements on the marketability of our products,

•	maintaining operating efficiencies,

•	pricing pressures,

•	risks associated with foreign sales,

•	our ability to attract and retain key personnel,

•	difficulties in maintaining adequate long-term financing to meet our obligations and fund our operations,

•	changes in the nature or enforcement of laws and regulations concerning our products, services, suppliers, or customers,

•	determinations in various outstanding legal matters,

•	the success of our strategy to increase our market share in the industries in which we compete,

•	our ability to successfully integrate the operations of any entity acquired by us with our operations,

•	changes in currency exchange rates and regulations, and

•	other factors set forth in this prospectus, our Annual Report on Form 10-K for the year ended June 30, 2007, and from time to time in our other filings with the Securities and Exchange Commission.

BUSINESS OF THE COMPANY

General

We were organized on September 20, 1978 under the laws of the State of New York. Since then, we have been engaged in the business of designing, developing, manufacturing and distributing equipment for generating and/or capturing medical and dental diagnostic images. The products utilize electronic and radiographic technologies, as well as the chemical processing of photosensitive materials. We are ISO 9001 certified. Veterinary and industrial professionals also use our imaging products. We distribute in world-wide markets, under various brand names and trademarks, through a network of independent and unaffiliated dealers. Certain digital imaging products are also sold and distributed by us directly to dental professional end users, through a new distribution channel acquired in fiscal year 2007.

Our primary objective is to be a leading provider of cost effective, diagnostic radiographic products for applications in the medical, dental, veterinary and industrial imaging fields. We are concentrating on:

•	continually broadening our product offerings in the transition from x-ray film to electronic imaging,

•	enhancing both our domestic and international distribution channels, and

•	expanding our world-wide market presence in the diagnostic, dental imaging field.

We are engaged in one industry segment, the manufacture and distribution of medical and dental x-ray imaging equipment and accessories. Prior to July 2001, when we sold the assets related to our graphic arts subsidiary, we had been engaged in two industry segments, the manufacture and distribution of medical/dental x-ray equipment and accessories, and graphic arts, film processing equipment. We have agreed not to compete in this same business line of graphic arts film and plate processing equipment for ten years, to expire in July 2011. Our business segments until July 2001 were based on significant differences in the nature of our operations, including distribution channels and customers. The composition of the current industry segment is consistent with that used by our management in making strategic decisions.

Description of Business

Principal Products and Services

•	Cone Beam CT Scanners – Three Dimensional Imaging

Through QR, an Italian corporation and our wholly-owned subsidiary, we design, manufacture and distribute a dental CT scanner capable of generating and reconstructing three-dimensional images of the teeth, jaws and surrounding dental anatomy. For many clinical procedures, it is an important diagnostic improvement over historical two-dimensional film images. The system utilizes a conical shaped x-ray cone beam, also known as CBCT, that rotates around the skull and passes through the teeth, at many angles, thus creating unique, radiographic dental information that is captured digitally. Our proprietary software then reconstructs a three-dimensional image from the data. QR has been providing this technology to world-wide markets for over ten years. The primary users are dentists, implant specialists, oral surgeons and orthodontists, as well as ear, nose and throat medical specialists. The configuration includes a horizontal patient table support system that assists positioning for complex cases involving the elderly, the infirm or small children. We have also introduced a vertical, standing CBCT model where a patient can be seated or standing upright during the examination. This model also provides user flexibility for smaller examination rooms. We completed the acquisition of QR on April 19, 2007.

•	Digital Dental and Large Body Digital Imaging Systems – Two Dimensional Imaging

We manufacture, distribute and service film-less, digital radiography sensors in various image format sizes, utilizing x-rays and electronic imaging software. The equipment generates and captures two dimensional, dental x-ray images with these sensors, in place of film, and then displays them using our software. Digital radiographic systems, referred to as DR Systems (direct radiography), have practical applications in both human and companion animal diagnostics. Veterinary dentistry has become a growing and important discipline and treatment procedure.

We have developed proprietary software for each application. DR systems can be either ‘‘postage stamp size’’, larger for equine applications or in the largest format to be installed in x-ray tables for companion animal whole body examinations. The primary benefit for the professional is the improved display of diagnostic information, clinical efficiency and the flexibility of electronic radiographs for referrals and storage.

•	Dental X-Ray Systems

We distribute digital and analog dental x-ray machines manufactured by others. We have the exclusive distribution rights in the North American markets for a well-established, European-designed, intraoral dental x-ray and a panoramic/cephalometric dental x-ray unit. The latter provides, all in one view, a full format image for the diagnosis of the entire upper and lower dental arches and jaws. These dental products can be supplied to the market with a digital, filmless x-ray sensor that is compatible with our software. Panoramic units are typically used by dentists, orthodontists, oral surgeons, and endodontists for specific patient treatment plans where three dimensional imaging is not required. In such instances, installed equipment utilizes analog x-ray film that can be developed in our well established line of processors.

•	Veterinary Imaging and Radiographic Table Systems

We manufacture and distribute a line of x-ray tables and related equipment specifically designed for the veterinary marketplace. They include x-ray systems for film or digital dental radiography, a portable digital imaging system for the diagnosis of equine extremities and a large size filmless, x-ray sensor used in conjunction with general radiographic equipment. We distribute general-purpose x-ray systems and related imaging components specifically designed for veterinary applications. They are marketed under our trademark ‘‘VetTek.’’ These systems are designed to offer the user either digital or film-based image capture systems and allow the veterinarian to perform either dental or general radiography.

•	X-Ray Processors & Accessories

We manufacture and distribute a line of medical, dental and industrial x-ray film processors. These are commonly referred to as analog film-based systems. The machines automatically process or develop x-ray films. The exposed film is inserted into the equipment and returned to the operator developed, fixed, washed and dried. The equipment can be located either in a dark room site or adapted to a daylight loading system. These analog units are used for diagnostic x-ray imaging and industrial, non-destructive testing applications. These processor products are distributed worldwide through an unaffiliated dealer network to doctors, dentists, veterinarians, hospitals, medical clinics and the U.S. government.

Patents and Trademarks

We presently hold or have licensed a number of domestic and foreign utility patents which we believe are material to the technology used in our products. Our intellectual property includes several patents obtained in connection with prior acquisitions. We are not aware of any patents or other intellectual property held by others that conflict with our current product designs. However, there can be no assurance that infringement claims will not be asserted against us in the future. Patent applications have been filed where appropriate.

We own several domestic and foreign trademarks which we use in connection with the marketing of our products, including AFP Imaging, DENT-X, ENDOS, EVA, NewTom 3G, VetTek and DIGI-VET, among others.

We believe that our utility patents and trademarks are important to our operations and the loss or infringement by others of or to our rights to such patents and trademarks could have a material adverse effect on us. Even with the patent rights for our products, our technology may not preclude or inhibit competitors from producing products that have substantially similar performance specifications as do our products.

We have agreed to pay a nominal royalty on the domestic sales of our digital dental systems to a third party under a license for the use of the third party’s software format for the computer display of such images. This royalty will cease if and when we introduce a modified version of our software which does not use the third party’s software format. We also have agreed to pay a royalty to a third party on the worldwide sales of our digital dental sensors under a license to use certain technology developed and owned by the third party and utilized in the sensor’s internal operations. We are dependent to some degree on this third party license, and the loss or inability to replace this license could result in increased costs as well as substantial delays or reductions in product shipments. The principal technology applied to the construction of our other products may be considered proprietary.

Research and Development

The amounts spent by us during each of our last three fiscal years on primary research activities relating to the development of new products and the improvement of existing products, all of which we sponsored, are as follows:

Year Ended June 30,
2007	2006	2005
$1,021,766	$696,700	$435,813

We conduct research and development activities internally at both our Elmsford, New York and Verona, Italy facilities, and contract out certain projects to qualified vendors and external consultants. Our research and development efforts and technologies have been significantly enhanced by the acquisition of QR. We have integrated our research and development between both locations.

Raw Materials

We manufacture and assemble our products at our facilities in Elmsford, New York and Verona, Italy, both of which are ISO 9001/2000 (International Standards Organization) certified. Our products are manufactured from parts and components obtained from numerous unaffiliated suppliers and/or fabricated internally. In most cases, we do not utilize any unique processes, nor do we traditionally have difficulties in obtaining raw materials, in the manufacture of our products. We do own proprietary designs and tooling to produce our digital x-ray sensors and other components that are in the physical possession of vendors. Although we anticipate that an adequate commercial supply of necessary raw materials and components will remain available from various sources, the loss of our relationship with a particular supplier could result in production delays.

Warranties

We generally warrant each of our products against defects in materials and workmanship for a period of one to two years, depending upon the product, from the date of shipment, plus any extended warranty period purchased by the customer. We offer a three-year warranty for our digital, dental sensors. The need to fulfill warranty claims by our customers or dealers could potentially have an adverse effect on us, by requiring additional expenditures for replacements, materials and/or labor.

Sales, Marketing and Distribution

Our manufactured and outsourced products are distributed both domestically and internationally to end users and independent medical and dental dealers or distributors. These dealers install and service our products. We advertise and market under our own brands and trade names. Certain 3-D imaging products are imported from our Verona, Italy facility. Other items come from foreign suppliers for sale in North America. We have also expanded our dental sales efforts by acquiring a direct sales distribution channel.

We conduct worldwide marketing and regional sales efforts through trade show attendance and promotion. We advertise in domestic and international journals, provide sales support and literature, prepare technical manuals and conduct customer education and training programs in order to promote our products. In addition, we participate in domestic and international technical support. We maintain various web sites, which provide an easy-to-navigate, on-line information resource. Our website includes our background information, product description and extensive technical specifications and information. Information contained on our websites is not to be deemed part of this prospectus.

Government Regulation

Our medical and dental products are subject to government regulation in the United States and certain other countries. The United States Food and Drug Administration regulates the distribution of all equipment used as medical devices in the United States. We must comply with the procedures and standards established by the FDA and comparable foreign regulatory agencies. We believe we have registered all of our applicable medical and dental products with the FDA, and that all of our products and procedures satisfy all the criteria necessary to comply with FDA regulations. The FDA has the right to disapprove the marketing of any medical device that fails to comply with FDA regulations. Our manufacturing facilities are ISO 9001/2000 certified. Where applicable, our products are Conformite’ Europeenne certified for sales within the European Union. Any future changes in existing regulations, or adoption of additional regulations, domestically or internationally, which govern devices such as our medical and dental products, have the potential to have a material adverse effect on our ability to market our existing products or to market new products. We engage the services of specialized, expert consultants for the preparation of FDA applications.

We are also subject to other international, federal, state, and local laws, regulations and recommendations relating to safe working conditions and manufacturing processes. We believe that we are in compliance with such rules.

International sales of our products are subject to the regulatory agency product registration requirements of each country in which our products are sold. The regulatory review process varies from country to country. We typically rely on our distributors in foreign countries to obtain the required regulatory approvals.

Product Liability Exposure

Our business involves the inherent risk of product liability claims. We currently maintain general product liability insurance as well as an umbrella liability policy which we believe is sufficient to protect us from any potential risks to which we may be subject. However, there can be no assurances that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at a reasonable cost.

Seasonal Nature

Historically, our fourth quarter revenues of any fiscal year have been higher than the subsequent first quarter’s revenues. This is due to aggressive fourth quarter marketing, followed by lower customer demand in the first fiscal quarter attributed to summer holidays and traditional foreign business closings during July and August. We expect future net sales and operating results to continue to reflect this general seasonality.

Working Capital Practices

We believe our practices regarding inventories, receivables or other items of working capital to be typical for the industry involved. On April 13, 2007, we entered into a new senior secured credit facility (the ‘‘Revolving Credit and Term Loan’’) with ComVest Capital, LLC that replaced our existing $2.5 million revolving line of credit that was due to expire on September 21, 2007. The Revolving Credit and Term Loan consists of a $5 million convertible term note and a $3 million revolving loan facility. The convertible term note bears interest at a rate of ten percent per annum and provides for repayment over five years commencing in November 2007 with a final balloon payment of all remaining amounts due thereunder on April 30, 2012. The convertible term note, in addition to being convertible by us upon the satisfaction of certain conditions, including a trading price equal to 175% of the conversion price and our common stock being traded on Nasdaq, is convertible by the lender at any time into shares of our common stock at a conversion price of $2.37 per share, or 2,109,705 shares based on the initial principal amount of the convertible term note, which shares are being registered by this prospectus. The revolving loan bears interest at a rate of two percent plus prime rate per annum, has a specific formula to calculate available funds based on eligible accounts receivable and inventory, is subject to certain maximum ‘‘borrowing base’’ requirements, has certain reporting requirements to the lender, and is payable in full on April 12, 2012. We and each of our wholly-owned subsidiaries executed a Collateral Agreement pursuant to which each such party agreed to grant a security interest in all of the respective assets of each to ComVest as collateral security for repayment of the loans. The Revolving Credit and Term Loan is secured by all of our and our wholly-owned subsidiaries’ inventory, accounts receivable, equipment, officer life insurance policies and proceeds thereof, trademarks, licenses, patents and general intangibles. It is believed that the Revolving Credit and Term Loan is sufficient to finance our ongoing working capital requirements for the foreseeable future. The Revolving Credit and Term Loan has a specific formula to calculate available funds based on eligible accounts receivable and inventory, is subject to maximum borrowing base limitations, and has certain reporting requirements. As part of the transaction, we granted to ComVest an aggregate of 800,000 warrants to purchase shares of our common stock at exercise prices per share equal to $1.85 with respect to 266,666 warrants, $2.02 with respect to an additional 266,666 warrants, and $2.19 with respect to the remaining 266,668 warrants. The Black-Scholes Method was used to value these detachable warrants. We entered into a Registration Rights Agreement pursuant to which we agreed to register the shares of common stock issuable upon exercise of the warrants and conversion of the term note, all of such shares which are being registered hereby. As of September 15, 2007, we had available approximately $443,324 of unused credit under the Revolving Credit and Term Loan.

In September 2001, in connection with the entry into a previous line of credit with our former lender, we issued a five-year warrant for the purchase of 100,000 shares of our common stock at $.32 per share, subject to adjustment for all subsequent issuances of stock. The expiration date of this warrant was September 21, 2006. In August and September 2006, the former lender exercised the warrant and converted the warrant into 82,806 shares of common stock in a cashless exercise in a manner as specified in the warrant.

Customers

In our fiscal years ended June 30, 2007, 2006 and 2005, there were no sales to any one customer which accounted for 10% or more of our total consolidated sales. Management believes that the loss of any one customer would have an adverse effect on our consolidated business for a short period of time as we seek new customers.

Backlog Orders

As of June 30, 2007, our backlog of orders for our products was approximately $2,668,900, as compared with $1,066,839 as of June 30, 2006. All of the orders included in the backlog at June 30, 2007 are scheduled for delivery on or before June 30, 2008. Spare part sales are not included in our backlog calculations. In our opinion, fluctuations in the backlog and its size at any given time are not necessarily indicative of intermediate or long-term trends in our business. Much of our backlog can be canceled or the delivery dates of orders can be accelerated or extended without penalty. Delivery of capital equipment is frequently subject to changing economic or budget conditions of medical institutions and end user clinical practitioners, which can vary significantly between fiscal periods.

Government Contracts

We have not fulfilled any significant contracts with the United States government in our last three fiscal years that were material to our consolidated business. Our policy is to be responsive to all governmental requests for quotations, which can be fulfilled by items within the scope of our product lines. Several government agencies also procure equipment directly without contract awards.

Competition

We are subject to both foreign and domestic competition. Competitors have made significant investments in research and development of new technologies, products and services. Some competitors are well established in similar manufacturing and distribution businesses and have greater financial, manufacturing and distribution resources than us. With respect to all of our products, we compete on the basis of function, features, product specifications, promptness of delivery and customer service. We purchase certain products from others for resale on a non-exclusive basis, which may be subject to competition from the suppliers or other independent distributors.

We also compete in the dental imaging market on the basis of our proprietary and patented technologies. Certain competitors have significant or greater resources and revenues in electronic digital imaging technologies and expertise in software development utilized in dental imaging products.

The market for technology professional services is intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition not only to persist, but also to increase. Competition may result in price reductions, reduced margins and loss of market share. The market for our goods and services is rapidly evolving and is subject to continuous technological change. As a result, our competitors may be better positioned to address these developments or may react more favorably to these changes.

While we believe our products are competitive in terms of capabilities, quality and price, increased competition in the marketplace could have an adverse effect on our business and recent mergers and acquisitions may have potentially adverse effects on our business. Many of our competitors are much larger with significantly greater financial, sales, marketing and other resources than ours. There can be no assurance that these competitors are not currently developing or will attempt to develop new products that are more effective than ours or that might render our products noncompetitive or obsolete. No assurances can be given that we will be able to compete successfully with such competitors in the future.

Environmental

We believe we are in compliance with the current laws and regulations in the United States and Italy governing the protection of the environment and that continued compliance would not have a material adverse effect on us or require any material capital expenditures. Compliance with local codes for the installation and operation of our products are the responsibility of the end user or the dealer who independently provides installation services.

Employees

As of the date of this prospectus, we employed approximately 115 people on a full-time basis. We have no collective bargaining agreements and consider our relationship with our employees to be satisfactory. Our Italian subsidiary conforms to Italian statutory labor regulations, which includes a mandatory severance indemnity. All Italian employees are entitled to an indemnity upon termination of their employment relationship for any reason. The respective benefit accrues to each employee on a pro-rata basis during their employment period and is based on their respective salary. The vested benefit payable accrues interest.

Properties

Our executive office and United States manufacturing facility is located in Elmsford, New York. This facility, which comprises approximately 47,735 square feet, is subject to a lease expiring on December 31, 2009 with a current rental of $525,085 per year through the lease term, plus increases for real estate taxes, utility costs and common area charges. We believe our facility is well maintained, in good operating condition and sufficient to meet our present and anticipated needs. We have a manufacturing facility located in Verona, Italy. This facility, which comprises approximately 10,000 square feet, is subject to a lease expiring on November 14, 2015, with a current rental of Euro 83,160 plus VAT per year. We believe this facility is well maintained and in good operating condition. We believe that we may have to expand this facility to meet expected demand for the three-dimensional CBCT equipment that is manufactured at this facility. We also maintain a small sales and marketing facility in Roswell, Georgia which is subject to a lease expiring on May 31, 2009.

USE OF PROCEEDS

The proceeds from the sale of the shares of our common stock being offered by the selling securityholders pursuant to this prospectus will belong to the selling securityholders. We will not receive any of the proceeds from the sale of such shares. We will receive the proceeds with respect to the exercise of the warrants held by certain of the selling securityholders. We will utilize any proceeds from the exercise of the warrants for:

•	general corporate and working capital purposes; and

•	future acquisitions or strategic transactions to increase our market share in the industries in which we compete.

We will have complete discretion over how we may use the proceeds from any exercise of the warrants. We cannot assure investors that our use of the net proceeds will not vary substantially due to unforeseen factors. We have no definitive agreements or plans to acquire any other company or business, except as otherwise set forth in this prospectus or in the documents we incorporate by reference into this prospectus.

Our strategic growth plans set forth in this prospectus and in the documents we incorporate by reference into this prospectus represent our current plans for the development and expansion of our business. We reserve the right, when and if the opportunity arises, to acquire other businesses, products and technologies for the purpose of expanding our business, as described in this prospectus and in the documents we incorporate by reference into this prospectus. If such a business opportunity arises, we may use a portion of our working capital for that purpose. Pending use of the proceeds from any exercise of the warrants, we may invest all or a portion of such proceeds in marketable securities, equity securities of other companies, short-term, interest-bearing securities, U.S. government securities, money market investments and short-term, interest-bearing deposits in banks.

DIVIDEND POLICY

We have never declared or paid any dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain all earnings for use in connection with the further development of our business and for general corporate purposes. Our board of directors will have the sole discretion in determining whether to declare and pay dividends in the future. The declaration of dividends will depend on our profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. In addition, provisions contained in our credit facility and financing arrangement with ComVest Capital, LLC places certain restrictions on our ability to declare or make any cash dividends on our common stock. In addition, our ability to pay cash dividends on our common stock in the future could be further limited or prohibited by the terms of future financing agreements that we may enter into or by the terms of any preferred stock that we may authorize and issue.

SELLING SECURITYHOLDERS

An aggregate of 8,409,705 shares of our common stock may be offered for sale and sold pursuant to this prospectus by the selling securityholders. These shares consist of:

•	5,500,000 currently outstanding shares;

•	800,000 shares issuable upon exercise of outstanding warrants; and

•	2,109,705 shares issuable upon conversion of the initial principal balance of an outstanding convertible term note.

These shares are to be offered by and for the respective accounts of the selling securityholders and any pledgees, donees, assignees and transferees or successors-in-interest of the respective selling securityholders. We have agreed to register all of such securities under the Securities Act and to pay all of the expenses in connection with such registration and sale of the shares other than underwriting discounts and selling commissions, if any, and the fees and expenses of counsel (except that we will pay the reasonable fees and disbursements of a single counsel to ComVest Capital, LLC) and other advisors to the selling securityholders.

The following table and notes to the table sets forth, with respect to each selling securityholder:

•	the name of the selling securityholder and any material relationship the selling securityholder has had with us over the past three years;

•	the number of shares of our common stock beneficially owned by the selling securityholder as of the date of this prospectus;

•	the number of shares being offered for sale by the selling securityholder pursuant to this prospectus; and

•	the number of shares of our common stock and percentage that will be beneficially owned by the selling securityholder assuming each selling securityholder disposes of all of the shares being offered pursuant to this prospectus.

	Beneficial Ownership Prior to Sale of the Shares	Number of Shares Being Offered for Sale	Beneficial Ownership After the Sale of the Shares
Name and Material Relationships			Number	Percentage
ComVest Capital, LLC(1)	2,909,705	2,909,705	0	0
Healthinvest Global Long/Short Fund(2)(3)	3,535,500	2,870,000	665,500	3.2%
Handelsbanken Fonder AB(2)(4)	1,150,000	1,150,000	0	0
Carl Bennet AB(2)(5)	880,000	880,000	0	0
Beechcroft Management Limited(2)(6)	600,000	600,000	0	0

(1)	Represents an aggregate of 800,000 warrants to purchase shares of our common stock issued on April 13, 2007 at exercise prices per share equal to $1.85 with respect to 266,666 warrants, $2.02 with respect to an additional 266,666 warrants, and $2.19 per share with respect to the remaining 266,668 warrants, and 2,109,705 shares issuable upon conversion of the initial principal balance of a convertible term note issued on April 13, 2007. The warrants and convertible term note were issued in connection with us entering into a Revolving Credit and Term Loan Agreement with the selling securityholder on April 13, 2007 whereby the selling securityholder agreed to lend us an aggregate of up to $8,000,000 in the form of the $5,000,000 convertible term loan and a $3,000,000 revolving loan facility. Michael Falk exercises voting and investment power for these shares.
(2)	Acquired the shares of our common stock being offered pursuant to this prospectus in our private placement consummated on April 12, 2007 at a purchase price of $1.48 per share.
(3)	Anders Hallberg exercises voting and investment power for these shares.
(4)	Joachim Spetz exercises voting and investment power for these shares.
(5)	Carl Bennet exercises voting and investment power for these shares.
(6)	Bruno Boesch and Dunja Koch exercise voting and investment power for these shares.

PLAN OF DISTRIBUTION

The shares of our common stock being offered for sale pursuant to this prospectus may be sold by the selling securityholders or by pledgees, donees, transferees or other successors in interest of the selling securityholders for their respective own accounts.

We will receive none of the proceeds from such shares, other than proceeds from the exercise of the warrants. The selling securityholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the shares.

The distribution of the shares by the selling securityholders is not subject to any underwriting agreement. The shares offered by the selling securityholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the selling securityholders may sell their shares covered by this prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgees, transferees or other successors in interest as selling securityholders under this prospectus.

The selling securityholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the transferees, pledgees or other successors in interest as selling securityholders under this prospectus.

The selling securityholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the selling securityholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

The selling securityholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell shares short and redeliver the shares to close out such short positions. The selling securityholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling securityholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Any broker-dealer that participates with the selling securityholders in the distribution of the shares being offered pursuant to this prospectus may be deemed to be an underwriter and any commissions received by such broker-dealer and any profit on the resale of shares positioned by such broker-dealer might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. To our knowledge, none of the selling securityholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of our common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any of the selling securityholders. If we are notified by any selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered pursuant to this prospectus, we will, if required, file a supplement to this prospectus. If the selling securityholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act.

Each selling securityholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling securityholders.

The 800,000 shares offered pursuant to this prospectus which are issuable upon the exercise of warrants will be issued in accordance with the terms of such warrants. Among other things, each of such warrants provide that, upon surrender at our principal offices of the warrant certificate evidencing such warrant with the annexed form of exercise duly executed together with payment of the appropriate exercise price, the registered holder (or assigns) will be entitled to receive a certificate for the shares so purchased.

The 2,109,705 shares offered pursuant to this prospectus which are issuable upon the conversion of the initial principal amount of the convertible term note will be issued in accordance with the terms of such convertible term note. Among other things, the convertible term note provides that upon written notice from the holder to us, we must convert the specified amount of the outstanding principal balance of the convertible term note into our common stock at a conversion price of $2.37 per share, as the same may be adjusted from time to time upon the occurance of certain anti-dilution events.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock currently consists of 30 million shares of common stock, of which 17,928,800 shares were outstanding as of the date of this prospectus, and 5 million shares of preferred stock, no shares of which were outstanding as of the date of this prospectus.

The following description of our capital stock is subject to and qualified by our certificate of incorporation and by-laws, both of which are available upon request, and by applicable provisions of New York law.

Common Stock

Our common stock is currently traded on the Over-the-Counter Bulletin Board market maintained by FINRA under the trading symbol ‘‘AFPC.OB.’’

Holders of our common stock are entitled to one vote for each share owned on all matters submitted to a vote of shareholders. Holders of our common stock also are entitled to receive cash dividends, if any, declared by our board of directors out of funds legally available therefor, subject to the rights of any holders of our preferred stock. Holders of our common stock do not have subscription, redemption, conversion or preemptive rights. Each share of our common stock is entitled to participate pro rata in any distribution upon liquidation, subject to the rights of holders of our preferred stock.

Holders of our common stock are entitled to elect all of our directors. Our directors, of which there are currently four, are elected annually. Holders of our common stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting for the election of directors can elect all of our directors and, in such event, the holders of the remaining shares will not be able to elect any of such directors.

Serial Preferred Stock

Our board of directors is authorized by our certificate of incorporation to issue up to 5 million shares of one or more series of serial preferred stock. No shares of serial preferred stock have been authorized for future issuance by our board of directors, nor does the board have any present plans to issue any such shares. In the event that our board does determine to issue shares of serial preferred stock, it may exercise its discretion in establishing the terms of such serial preferred stock. In the exercise of such discretion, the board may determine the voting rights, if any, of the series of serial preferred stock being issued, which could include the right to vote separately or as a single class with our common stock and/or other series of serial preferred stock; to have more or less voting power per share than that possessed by our common stock or other series of serial preferred stock; and to vote on certain specified matters presented to the shareholders or on all of such matters or upon the occurrence of any specified event or condition. Upon our liquidation, dissolution or winding up, the holders of serial preferred stock may be entitled to receive preferential cash distributions fixed by the board when creating the particular series thereof before the holders of our common stock are entitled to receive anything. Serial preferred stock authorized by our board could be redeemable or convertible into shares of any other class or series of our capital stock.

The issuance of serial preferred stock by our board of directors could adversely affect the rights of holders of our common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. The issuance of serial preferred stock could be used to discourage or prevent efforts to acquire control of our company through the acquisition of shares of our common stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038. American Stock Transfer’s telephone number is (212) 936-5100.

PRICE RANGE OF COMMON STOCK

Market Price

Our common stock is traded on the Over-the-Counter Bulletin Board market maintained by FINRA under the symbol ‘‘AFPC.OB’’ The following table sets forth the range of the closing high and low bid prices for our common stock for the periods indicated as derived from reports furnished by Commodity Systems Inc. The information reflects inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

Quarter Ended	High Bid	Low Bid
September 30, 2005	3.10	2.00
December 31, 2005	2.15	1.70
March 31, 2006	2.40	1.75
June 30, 2006	2.75	2.00
September 30, 2006	2.44	1.60
December 31, 2006	1.87	1.30
March 31, 2007	1.80	1.32
June 30, 2007	2.15	1.63

The market for our common stock is highly volatile and the trading price of shares of our common stock could widely fluctuate in response to numerous factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for the securities of many companies often unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Holders

There were 302 holders of record of our common stock as of September 24, 2007. We estimate, based on surveys conducted by our transfer agent in connection with our 2006 Annual Meeting of Shareholders, that there are approximately 1,100 beneficial holders of our common stock.

MANAGEMENT

Officers and Directors

Our current executive officers and directors, their ages, positions and principal offices with us and the year they first became directors are as follows:

Name	Age	Principal Positions and Offices with our Company	Director Since
Jack Becker	72	Director	1997
Robert A. Blatt	66	Director	1995
Daniel Fields	58	Executive Vice-President of Sales and Marketing	N/A
Aida McKinney	50	Executive Vice-President of Administration	N/A
Roberto Molteni	56	Executive Vice-President of Technology	N/A
Elise Nissen	52	Executive Vice-President of Finance, Chief Financial Officer	N/A
Donald Rabinovitch	61	President, Co-Chief Executive Officer	1978
David Vozick	67	Chairman of the Board, Co-Chief Executive Officer, Secretary and Treasurer	1978

Set forth below is a brief description of the background of our executive officers and directors based on information provided by them to us.

Jack Becker has been a practicing attorney in New York State since 1960 and is a principal of Snow Becker Krauss P.C., our outside general counsel.

Robert A. Blatt is the chairman and majority owner of CRC Group, Inc., a developer, owner and operator of commercial real estate. Mr. Blatt is a director and vice-chairman, and chairman of the finance committee, of MTR Gaming Group, Inc., a Nasdaq-listed company (NASDAQ: MNTG). Mr. Blatt is the chief executive officer and managing member of New England National, LLC, an entity which filed a voluntary petition under Chapter 11 of the federal bankruptcy laws (District of Connecticut) in August 2002. Mr. Blatt has indicated to us that this bankruptcy filing was necessitated by a court’s upholding the imposition of real estate taxes at rates applicable to golf courses, rather than vacant land, for periods prior to the entity’s development of the property. Mr. Blatt has been a shareholder of the New York Stock Exchange, Inc. since 1985. He is a member of the State Bar of California.

Daniel Fields has served as our Executive Vice-President of Sales and Marketing since April 2007. From 2005 to 2007, he was vice-president for Syneron Medical and from 2000 to 2005 he was president of OpusDent, a subsidiary of Lumenis.

Aida McKinney has served as our Executive Vice-President of Administration since 2007. From 1980 to 2007, she served as our vice-president of administration and our administrative manager.

Roberto Molteni has served as our Executive Vice-President of Technology since 2005. From 1998 to 2005, he was Director, Research and Development at Gendex Dental Systems.

Elise Nissen has served as our Executive Vice President of Fnance and Chief Fnancial Officer since 2007. From 1982 to 2007, she served as our vice president of finance, chief financial officer and controller. Ms. Nissen is a certified public accountant.

Donald Rabinovitch has served as our President and Co-Chief Executive Officer, as well as one of our directors, since our formation in 1978. He was one of our original co-founders. Mr. Rabinovitch is a cousin of David Vozick.

David Vozick has served as Chairman of our Board of Directors, Secretary, Treasurer and Co-Chief Executive Officer, as well as one of our directors, since our formation in 1978. He was one of our original co-founders. Mr. Vozick is a cousin of Donald Rabinovitch.

PRINCIPAL SHAREHOLDERS

The common stock is our only class of voting securities presently outstanding. The following table sets forth information with respect to the beneficial ownership of shares of our common stock as of the date of this prospectus by:

•	each person known to us to beneficially own 5% or more of the outstanding shares of our common stock based on filings with the SEC and certain other information,

•	each of our executive officers and directors, and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power. In addition, under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options, warrants or convertible securities within 60 days from the date on which beneficial ownership is to be determined.

Except as otherwise indicated in the notes to the following table,

•	We believe that all shares are beneficially owned, and investment and voting power is held by, the persons named as owners, and

•	the address for each director and officer listed in the table is AFP Imaging Corporation, 250 Clearbrook Road, Elmsford, New York 10523.

Name of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned		Percentage of Shares Beneficially Owned
Directors and Officers
David Vozick(1)	1,526,603	(2)	8.4%
Donald Rabinovitch(3)	1,407,803	(4)	7.7
Robert A. Blatt(5)	825,963	(6)	4.6
Jack Becker(7)	167,522	(8)	*
Elise Nissen(9)	106,000	(10)	*
Roberto Molteni(11)	100,000	(12)	*
Aida McKinney(13)	85,000	(14)	*
Daniel Fields(15)	25,000	(16)	*
All executive officers and directors as a group (8 persons)	4,243,891	(17)	22.3
Beneficial owner of more than 5%
HealthInvest Global Long/Short Fund(18)	3,535,500	(19)	19.7%
ComVest Capital, LLC(20)	2,909,705	(21)	14.0
Handelsbanken Fonder AB(22)	1,150,000	(23)	6.4

*	Represents less than 1% of our outstanding common stock.
(1)	Mr. Vozick is our Chairman of the Board, Co-Chief Executive Officer, Secretary and Treasurer.
(2)	Includes (a) 180,000 shares of our common stock which are issuable upon exercise of options granted to Mr. Vozick, which shares are exercisable within the 60 days following the date of this prospectus and (b) 140,000 shares of our common stock owned of record by Mr. Vozick’s family foundation, of which Mr. Vozick has shared voting and dispositive powers with his spouse. Mr. Vozick disclaims beneficial ownership to the shares owned by Mr. Vozick’s family foundation.
(3)	Mr. Rabinovitch is our President, Co-Chief Executive Officer and one of our directors.
(4)	Includes (a) 180,000 shares of our common stock which are issuable upon exercise of options granted to Mr. Rabinovitch, which shares are exercisable within the 60 days following the date of this prospectus and (b) 125,000 shares of our common stock owned of record by Mr. Rabinovitch’s family foundation, of which Mr. Rabinovitch has shared voting and dispositive powers with his spouse. Mr. Rabinovitch disclaims beneficial ownership to the shares owned by Mr. Rabinovitch’s family foundation.
(5)	Mr. Blatt is one of our directors. The address for Mr. Blatt is 1890 Palmer Avenue, Larchmont, New York 10538.
(6)	Includes 122,000 shares of our common stock which are issuable upon exercise of options granted to Mr. Blatt, which shares are exercisable within the 60 days following the date of this prospectus.
(7)	Mr. Becker is one of our directors. The address for Mr. Becker c/o Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158.
(8)	Includes (a) 25,000 shares of our common stock owned of record by Snow Becker Krauss P.C., a law firm which acts as our outside general counsel and of which Mr. Becker is a principal, and (b) 135,500 shares of our common stock issuable upon exercise of options granted to Mr. Becker, which shares are exercisable within the 60 days following the date of this prospectus.
(9)	Ms. Nissen is our Executive Vice-President of Finance and Chief Financial Officer.
(10)	Includes 15,000 shares of our common stock which are issuable upon exercise of options granted to Ms. Nissen, which shares are exercisable within the 60 days following the date of this prospectus.
(11)	Dr. Molteni is our Executive Vice-President of Technology.
(12)	Includes 100,000 shares of our common stock issuable upon exercise of options granted to Dr. Molteni, which shares are exercisable within the 60 days following the date of this prospectus.
(13)	Ms. McKinney is our Executive Vice-President of Administration.
(14)	Includes 15,000 shares of our common stock issuable upon exercise of options granted to Ms. McKinney, which shares are exercisable within the 60 days following the date of this prospectus.
(15)	Mr. Fields is our Executive Vice-President of Sales and Marketing.
(16)	Includes 25,000 shares of our common stock issuable upon exercise of options granted to Mr. Fields, which shares are exercisable within the 60 days following the date of this prospectus. It does not include 25,000 shares of our common stock issuable upon exercise of options granted to Mr. Fields which are not exercisable within the 60 days following the date of this prospectus.
(17)	Includes those shares of our common stock owned by our current executive officers and directors, as set forth in notes (2), (4), (6), (8), (10), (12), (14) and (16).
(18)	The address of HealthInvest Global Long/Short Fund is Arsenalsgatan 4, SE-111 47 Stockholm, Sweden.
(19)	Represents shares of our common stock beneficially owned as of April 13, 2007 as indicated on the report on Schedule 13G/A filed by HealthInvest Global Long/Short Fund.
(20)	The address of ComVest Capital, LLC is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.
(21)	Represents shares of our common stock beneficially owned as of April 20, 2007 as indicated on the report on Schedule 13G filed by ComVest Capital, LLC. Includes 800,000 shares of our common stock which are issuable upon exercise of currently exerciseable warrants and

2,109,705 shares of our common stock which are issuable upon the conversion of the initial principal amount of a currently exerciseable convertible term note.
(22)	The address of Handelsbanken Fonder AB is Blasieholmstorg 12, SE-106 70 Stockholm, Sweden.
(23)	Represents shares of our common stock beneficially owned as of May 8, 2007 as indicated on the report on Schedule 13G filed by Handelsbanken Fonder AB.

LEGAL MATTERS

The validity of our common stock being offered pursuant to this prospectus will be passed upon for us by Snow Becker Krauss P.C. Snow Becker Krauss P.C. owns 25,000 shares of our common stock and a principal thereof, Jack Becker, who also serves as a director of our company, owns 7,022 shares of our common stock and holds options to purchase an additional 135,500 shares of our common stock.

EXPERTS

Our audited consolidated financial statements for the year ended June 30, 2007 have been incorporated by reference into this prospectus and in the registration statement to which this prospectus forms a part in reliance upon the respective reports of (with respect to our fiscal years ended June 30, 2007, 2006 and 2005) Goldstein Golub Kessler LLP, an independent registered public accounting firm, as set forth in the reports thereon incorporated by reference herein in this prospectus and are included in reliance upon such reports given on the authority of the firm as an expert in accounting and auditing.

WHERE TO GET MORE INFORMATION

Registration Statement

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to our common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits to the registration statement, may be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You should call 1-800-SEC-0330, for more information on the public reference room. The SEC also maintains a world wide web site at ‘‘http://www.sec.gov’’ that contains reports, proxy and information statements and other information regarding registrants, including us, which file electronically with the SEC. The registration statement, including all exhibits and amendments to the registration statement, is available on that website.

Other Information

Government Filings

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. As such, we file annual, quarterly and special reports, proxy statements and other documents with the SEC. These reports, proxy statements and other documents may be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain copies of such material by mail from the public reference facilities of the SEC’s Washington, D.C. offices, at prescribed rates. Please call the SEC, at 1-800-SEC-0330, for further information on its public reference facilities. In addition, the SEC maintains a world wide web site that contains reports, proxy and information statements and other information regarding companies, including us, that file electronically with the SEC at the address ‘‘http://www.sec.gov.’’ Information contained on the SEC website is not part of this prospectus.

AFP Imaging Corporation

Most of our SEC filings also are available at our website at ‘‘http://www.afpimaging.com.’’ Information contained on our website is not part of this prospectus. We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

Investor Relations Department
AFP Imaging Corporation
250 Clearbrook Road
Elmsford, New York 10523
Telephone number: (914) 592-6100

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ in this prospectus certain the information we file with the SEC, which means that:

•	incorporated documents are considered part of this prospectus; and

•	we can disclose important information to you by referring you to those documents.

We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the SEC on October 12, 2007;

•	our Current Report on Form 8-K/A (Date of Report: April 19, 2007), filed with the SEC on July 5, 2007;

•	our Current Report on Form 8-K/A (Date of Report: April 19, 2007), filed with the SEC on July 6, 2007;

•	our Proxy Statement on Schedule 14A, filed with the SEC on October 29, 2007; and

•	the description of our common stock contained in the Registration Statement on Form 8-A we filed with the SEC in 1980, including any amendment(s) or report(s) filed for the purpose of updating such description.

8,409,705 Shares

AFP Imaging Corporation

Common Stock